SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

July 27, 2006

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure: France Telecom’s press release dated July 27, 2006 re. the sale of PagesJaunes.

Paris, 27 July 2006

Sale of PagesJaunes Groupe:

Confirmation of the exclusivity granted to KKR’s offer

France Telecom’s Board of Directors of July 26, 2006, meeting under the chairmanship of Didier Lombard, confirmed the exclusivity granted to KKR in view of the sale of the Group’s 54% stake in PagesJaunes Groupe.

A consultation will be held with the relevant works councils to review KKR’s offer.

Press Contacts:

Tel: +33 1 44 44 93 93

Nilou du Castel

nilou.ducastel@orange-ft.com

Bertrand Deronchaine

bertrand.deronchaine@orange-ft.com

France Telecom	6 Place d’Alleray	Tel.: 01 44 44 22 22
Communications Department	75505 Paris cedex 15 - France	Fax: 01 44 44 80 34

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: July 27, 2006	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information